October 2, 2008

Robert H. Baum
Executive Vice President and General Counsel
The Inland Real Estate Group, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

   Re: **Inland Diversified Real Estate Trust, Inc.**
      Registration Statement on Form S-11
      Filed September 5, 2008
      File No. 333-153356

Dear Mr. Baum:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19B of Industry Guide 5.

2.   Please be advised that you are responsible for analyzing the applicability of the
        tender offer rules, including Rule 13e-4 and Regulation 14E, to your share
        repurchase program. We urge you to consider all the elements of your share
        repurchase program in determining whether the program is consistent with relief
        granted by the Division of Corporation Finance in prior no action letters. See, for
        example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment
        Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment
        Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to
        whether the program is entirely consistent with the relief previously granted by the
        Division of Corporation Finance, you may contact the division's Office of Mergers
        and Acquisitions.

3.   We note that you may conduct the share repurchase program during the offering
        period of the shares being registered under this registration statement. Please be
        advised that you are responsible for analyzing the applicability of Regulation M to
        your share repurchase program. We urge you to consider all the elements of your
        share repurchase program in determining whether the program is consistent with the
        class relief granted by the Division of Market Regulation in the class exemptive
        letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have
        questions as to whether the program is entirely consistent with that class exemption
        you may contact the Division of Market Regulation.

Cover Page

4.   Please ensure that your cover page does not exceed 1 page in length as required by
        Item 501(b) of Regulation S-K.

5.   Please revise the ninth bullet risk factor and the equivalent summary section risk
        factor to clearly state that there is no market for the shares and no requirement that a
        market ever be provided or that the company be liquidated. The current disclosure
        focuses on shareholder approval provisions in the charter rather than liquidity.
        Please also consider presenting this as the first bullet risk factor.

Our Sponsor, Business Manager, Dealer Manager … page 2

6.   Please increase the font size of the organizational chart on page 4. The chart, as
        currently provided, is not legible.

Conflicts of Interest, page 5

7.   In the third bullet on page 6, you disclose that you will pay your Business Manager a
        fee when you acquire a REIT or other real estate operating company. Please provide

disclosure as to whether you may acquire an affiliated company and if you will pay your Business Manager a fee in this case.

Compensation Paid to Affiliates of IREIC, page 7

8.   We note that you will pay a 2.5% marketing contribution fee. Please explain the purpose of this fee.

9.   Please clarify whether the Due Diligence Expense is subject to the 15% limitation discussed in "Issuer Costs."

10.   Please disclose whether the incentive fee on page 9 is calculated before application of the property disposition fee.

11.   On page 11, under "Listing Fee," please disclose that this amount will not be payable if you internalize your Business Manager.

Distribution Policy, page 11

12.   Please disclose whether you intend to pay dividends from sources other than operating cash flows.

Estimated Use of Proceeds, page 14

13.   Please revise footnote 3 to disclose the material assumptions used.

Risk Factors, page 21

14.   Please review your risk factors and eliminate those risks that are generic to any public company. For example, we note the risk factor on page 52 regarding special considerations that apply to pension or profit-sharing trusts or IRAs. Alternatively, please revise such risk factors to demonstrate risks specific to you.

If we internalize our management functions… page 26

15.   In this risk factor, you discuss internalizing your Business Manger and Real Estate Managers. If applicable, please explain that upon any internalization of these entities certain key employees may not remain with the entities but will instead remain employees of the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on you if these entities are internalized by another Inland entity.

If we contract with Inland Real Estate Development Corporation… page 35

16.   Please disclose the circumstances under which Inland Development would not refund your earnest money.

Prior Performance of IREIC Affiliates, page 72

Summary Information, page 73

17.   We not your disclosure that information relating to IRRETI ends September 30, 2006. Please explain why the disclosure is discontinued at this point when the merger was not finalized until February 2007.

Liquidity of Prior Programs, page 82

18.   Please update the information in the third bullet.

Management, page 83

19.   Please include a brief introduction that summarizes who performs your substantive day-to-day operations and the duties performed by your named executive officers in that capacity.

20.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on pages 83 through 84, without limitation, the following examples:

- "These entities … were, in the aggregate, ranked by Crain's Chicago Business in April 2007 as the sixteenth largest privately held company headquartered in the Chicago area."

- "In April 2007, Retail Traffic ranked the entities that comprise The Inland Real Estate Group of Companies as the fifth top owner and manager in the United States."

- "In July 2007, National Real Estate Investor ranked The Inland Real Estate Group of Companies twenty-first in a survey of the top twenty-five owners of office space as of December 31, 2006."

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. To the extent more recent information is available, please update the information contained in this section.

21.   For each named executive officer or director, please ensure that you provide the
        month and year each individual's employment started and ended with each entity
        referenced. If an officer or director assumed a different position during their tenure
        with a particular entity, please provide this date as well. For example, under Mr.
        Goodwin, you do not provide the date when he started with the Inland Group, and
        you do not provide information regarding his role or tenure with entities associated
        with the Inland Group. Please revise your disclosure to provide all information
        required by Item 401 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Cost Capitalization and Depreciation Policies, page 129

22.   Please tell us how your tenant improvement depreciation policy complies with U.S.
        GAAP, or tell us how you determined it was not necessary to depreciate these assets
        over the lesser of the life of the lease or the life of the asset.

Opinion of Counsel, page 157

23.   Please revise the disclosure to clarify that counsel will opine that you are organized
        in conformity with the current requirements for qualification as a REIT and that your
        proposed method of operation, as described in the prospectus, will enable you to
        meet the requirements for qualification as a REIT.

Where You Can Find More Information, page 200

24.   Please update the SEC reference room address.

Financial Statements

Notes to Balance Sheet

(2) Summary of Significant Accounting Policies, page F-4

25.   Please tell us how you have complied with APB 22, or tell us how you determined it
        was not necessary to include a cash policy note.

26.   Please revise your filing to disclose the fiscal year-end that you have adopted.

27.   Please revise your filing to disclose the terms of the amounts due to affiliates on your balance sheet.

Appendix A – Prior Performance Tables

Table III, page A-9

Inland Retail Real Estate Trust Inc., page A-14

28.   It appears that Note F should be Note H and that Note B should be Note C. Please revise or advise.

Table IV, page A-19

29.   Please tell us how you have complied with Guide 5, or tell us how you determined it was not necessary to disclose the source (on GAAP basis) of cash distributions to investors.

Table V, page A-20

30.   If possible, please attempt to disclose all Table V columns on one page.

31.   Please tell us and disclose in your filing why you included properties that were sold in 2004. Please refer to Guide 5.

32.   You include certain disclosures for IRC-Popeye's, IC-Summit of Park Ridge, IRC-Eagle Country Market, and IRC-Eagle Ridge Center. Please tell us why you did not include all the required disclosures for these four properties. Please refer to Guide 5.

Part II, page II-1

Item 37. Undertakings, page II-4

33.   Please revise the first sentence of paragraph 6(d)(1) to provide the undertaking required by Section 20.D of Guide 5.

Table VI – page VI-1

34.   We note your disclosure that information for IRRETI is presented only through December 31, 2005 due to the merger. We further note that the merger did not occur until February 27, 2007. Please explain why you did not include disclosure through December 31, 2006.

35.   We note that you have included properties that were purchased more than three years ago. Please revise this table to provide only the information required by Appendix 2 of Guide 5.

36.   We note that you have not included information regarding the type of property purchased. Please revise the table to include this information in accordance with Guide 5. Further please separately disclose, as appropriate, "other cash expenditures expensed" and "other cash expenditures capitalized."

Exhibits

37.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

38.   Please direct counsel to revise the tax opinion to opine that you are organized in conformity with the current requirements for qualification as a REIT and that your proposed method of operation, as described in the prospectus, will enable you to meet the requirements for qualification as a REIT.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Monick, Staff Accountant, at (202)551-3295 or Kevin Woody, Accounting Branch Chief at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at (202) 551-3585 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Michael J. Choate, Esq. (*via facsimile*)